REDCORP

FILE No. 82-1824

02 JUL -2 AM 12:

June 20, 2002

02042269

News Release 02-06

SUPPL

PRIVATE PLACEMENT FINANCING CLOSED

REDCORP VENTURES LTD. (RDV-TSX) announces that it has raised $501,567 by closing its previously announced private placement of 2,696,667 units (the "Units") at a price of $0.15 per Unit for arm's length subscribers and $0.16 per Unit for non-arm's length subscribers. Each Unit consists of one non flow-through common share and one non-transferable share purchase warrant (the "Warrants"). Each Warrant is exercisable for the purchase of one non flow-through common share of the Company at a price of $0.25 for 12 months from the date of closing and a price of $0.35 for the following 6 month period. The placement included 610,000 flow-through common shares at a price of $0.15 per flow-through share for arm's length subscribers and $0.16 per flow-through share for non-arm's length subscribers.

The Company paid a $9,000.00 cash finder's fee and issued 95,625 common shares of the Company as a separate finder's fee to two parties who assisted in locating buyers for the placement.

The proceeds will be used to advance the Company's Hawk project in North Central British Columbia and for general working capital purposes.

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Terence Chandler, President

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

dw 7/3

REDCORP VENTURES LTD.

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330